Exhibit 1.01

Conflict Minerals Report

Mentor Graphics Corporation is a supplier of products and services used by companies worldwide in the design of electronic content for their products. The company primarily sells software products to design, simulate, verify and test hardware components such as integrated circuits and printed circuit boards. It also sells emulation hardware products that are used to verify and debug design systems as well as other hardware products used for analysis of systems. Some of these hardware products contain conflict minerals.

Mentor Graphics has a Conflict Minerals Program (Program) based on due diligence guidelines from the Organization for Economic Cooperation and Development (OECD). As part of its Program, Mentor Graphics conducts in good faith a reasonable country of origin inquiry (RCOI) to determine whether any conflict minerals necessary to the functionality of its products originate in the Democratic Republic of the Congo (DRC) or an adjoining country. Because Mentor Graphics does not have direct contractual relationships with smelters or refiners, it relies on its suppliers to gather and provide information on the source of conflict minerals from upstream suppliers, smelters, and refiners, including information on the mine or location of origin of the conflict minerals. In addition, as part of its efforts to ensure the conflict minerals necessary to its products do not directly or indirectly finance or benefit armed groups, Mentor Graphics’ contracts with hardware suppliers include provisions specific to conflict minerals that, among other things, require that suppliers provide materials declarations for the products they provide to Mentor Graphics.

Under the Program, Mentor Graphics makes reasonable inquiry of its suppliers by conducting supplier surveys based on Electronic Industry Citizenship Coalition (EICC) guidelines. It may conduct additional due diligence with suppliers when the reasonable inquiry discloses a need for further due diligence measures. Further due diligence measures may include additional surveys or queries intended to clarify the potential presence or source of conflict minerals in suppliers’ products. Additionally, if necessary, Mentor Graphics may request telephonic interviews with supplier personnel to investigate the potential presence or source of conflict minerals in suppliers’ products.

For 2014, Mentor Graphics contacted all of its product suppliers (55 total) with an initial request for information regarding their use and source of conflict minerals. If a particular supplier failed to respond to the initial inquiry, the company sent repeated follow-up requests for information by e-mail and also made inquiry by telephone. Most suppliers provided answers on their use and source of conflict minerals including any upstream suppliers, smelters, and refiners. A limited number of suppliers did not respond.

The request for information from suppliers was conducted in good faith and was reasonably designed to determine whether any necessary conflict minerals in Mentor Graphics’ products may have originated in the DRC or an adjoining country. Mentor Graphics believes that responding suppliers provided reasonably reliable information regarding their use and source of conflict minerals.

In cases where the responding suppliers indicated the presence of necessary conflict minerals, most indicated that the conflict minerals did not originate from the DRC or an adjoining country. Although a few responding suppliers indicated the presence of necessary conflict minerals originating from the DRC or an adjoining country, in each case, the supplier indicated that it sources materials from smelters that are verified as “conflict free” by the Conflict Free Sourcing Initiative under its Conflict Free Smelter Program (CFSP). Named smelters were:

CV United Smelting

Malaysia Smelting Corporation (MSC)

PT Stanindo Inti Perkasa

To mitigate the risk that its necessary conflict minerals benefit armed groups, Mentor Graphics will continue to monitor its suppliers’ efforts to identify sources of conflict minerals and encourage them to source materials only from CFSP-compliant suppliers.

Based on its due diligence efforts, Mentor Graphics has no reason to believe that any of its products contain necessary conflict minerals that contributed to armed conflict in the DRC or an adjoining country.